FORM 27
MATERIAL CHANGE REPORT

     SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
127 Via de Tesoros
Los Gatos, California 95032

Item Two - Date of Material Change

September 5, 2002

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On September 5, 2002 NovaGold Resources Inc. announced that it has engaged Salman Partners Inc. to act as its lead agent in a syndicate including Sprott Securities Inc. to market by way of private placement up to 1,960,785 units at a price of $5.10 per Unit. Each Unit will consist of one common share and one-half of a common share purchase warrant with each full warrant entitling the holder to purchase one common share of the Company at an exercise price of $6.50 per common share for a period of 18 months from closing. The Company has agreed to allow an over-subscription of up to 50% (up to $15,000,000 or 2,941,176 Units) of the Units.

Item Five - Full Description of Material Change

On September 5, 2002 NovaGold Resources Inc. announced that it has engaged Salman Partners Inc. to act as its lead agent in a syndicate including Sprott Securities Inc. to market by way of private placement up to 1,960,785 units at a price of $5.10 per Unit. Each Unit will consist of one common share and one-half of a common share purchase warrant with each full warrant entitling the holder to purchase one common share of the Company at an exercise price of $6.50 per common share for a period of 18 months from closing. The Company has agreed to allow an over-subscription of up to 50% (up to $15,000,000 or 2,941,176 Units) of the Units.

The Company has agreed to pay to the agents a commission of 5.25% of the gross proceeds of the private placement, payable upon closing. In addition, the Company has agreed to issue an option to the agents to acquire up to 147,059 common shares for a period of eighteen months at an exercise price of $5.10 per common share.

The proceeds of this placement will be used to help finance further pre-feasibility and feasibility studies on the Donlin Creek Gold Deposit and for general working capital purposes. The terms of the private placement are subject to regulatory approval.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no long-term debt, and has one of the largest gold resource bases of any junior mining company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC (symbol NVGLF). The Company has also initiated the process to allow for a listing on the American Stock Exchange later this year. Financial reports and other information, including the second quarter financial statement and other information are available at www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 6th day of September, 2002 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release– Not For Distribution To U.S. Newswire Services Or For Dissemination In The United States	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

$10 Million Private Placement Financing

September 5, 2002, Vancouver – NovaGold Resources Inc. announced today that it has engaged Salman Partners Inc. to act as its lead agent in a syndicate including Sprott Securities Inc. to market by way of private placement up to 1,960,785 units at a price of $5.10 per Unit. Each Unit will consist of one common share and one-half of a common share purchase warrant with each full warrant entitling the holder to purchase one common share of the Company at an exercise price of $6.50 per common share for a period of 18 months from closing. The Company has agreed to allow an over-subscription of up to 50% (up to $15,000,000 or 2,941,176 Units) of the Units.

The Company has agreed to pay to the agents a commission of 5.25% of the gross proceeds of the private placement, payable upon closing. In addition, the Company has agreed to issue an option to the agents to acquire up to 147,059 common shares for a period of eighteen months at an exercise price of $5.10 per common share.

The proceeds of this placement will be used to help finance further pre-feasibility and feasibility studies on the Donlin Creek Gold Deposit and for general working capital purposes. The terms of the private placement are subject to regulatory approval.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no long-term debt, and has one of the largest gold resource bases of any junior mining company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC (symbol NVGLF). The Company has also initiated the process to allow for a listing on the American Stock Exchange later this year. Financial reports and other information, including the second quarter financial statement and other information are available at www.novagold.net.

For more information on NovaGold contact:

Greg Johnson, Vice President, Corporate Development
Newcastle, Washington, USA
(907) 227-396
E-mail: Greg.Johnson@NovaGold.net

Tony Hayes, CFA, Investor Relations
Toronto, Ontario, Canada
(416) 368-0882; Toll Free 1 (866) 243-1059
E-mail: Tony.Hayes@NovaGold.net